NO ACT

PE
2-11-2010



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





10010589

February 12, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-12-2010

Gregory K. Palm
Executive Vice President
and General Counsel
The Goldman Sachs Group, Inc.
One New York Plaza
New York, NY 10004

Re: The Goldman Sachs Group, Inc.

Dear Mr. Palm:

This is in regard to your letter dated February 11, 2010 concerning the shareholder proposal submitted by Northwest & Ethical Investments L.P., the MMA Praxis Core Stock Fund, the MMA Praxis Value Index Fund, the Mennonite Education Agency, the Sisters of St. Joseph of Boston, the Sisters of Notre Dame de Namur, and Daniel Altschuler for inclusion in Goldman Sachs' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Goldman Sachs therefore withdraws its January 11, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: Northwest & Ethical Investments L.P. and co-proponents
c/o Robert Walker
Vice President, Sustainability
Northwest & Ethical Investments L.P.
500 – 1111 West Georgia Street
Vancouver, BC V6E 4T6

Carole Lombard
Sisters of Saint Joseph of Boston
637 Cambridge Street
Brighton, MA 02135-2800

Patricia O'Brien
Sisters of Notre Dame de Namur
72 Windsor Street
Everett, MA 02149

Daniel Altschuler

*** FISMA & OMB Memorandum M-07-16 ***

The Goldman Sachs Group, Inc. | One New York Plaza | New York, New York 10004
Tel: 212-902-4762 | Fax: 212-482-3966

Gregory K. Palm
Executive Vice President
and General Counsel

Goldman
Sachs

February 11, 2010

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc. – Withdrawal of Request to Omit Shareholder Proposal of Northwest & Ethical Investments L.P. and Co-Filers

Ladies and Gentlemen:

The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), received a shareholder proposal (including its supporting statement, the "Proposal") for inclusion in the proxy statement and form of proxy for the Company's 2010 Annual Meeting of Shareholders (together, the "2010 Proxy Materials") from Northwest & Ethical Investments L.P., as the primary proponent, relating to the establishment of an Independent Executive Compensation Review Panel. The Company also received letters from the Sisters of Notre Dame de Namur, the Sisters of Saint Joseph of Boston, Daniel Altschuler, the MMA Praxis Core Stock Fund, the MMA Praxis Value Index Fund and the Mennonite Education Agency as co-filers of this proposal.

On January 11, 2010, the Company filed a no-action letter request ("No-Action Letter Request") with the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") requesting that the Staff confirm that it would not recommend enforcement action to the Commission if the Company excluded the Proposal from the 2010 Proxy Materials in reliance on Rule 14a-8(i)(11) and Rule 14a-8(i)(3).

On February 11, 2010, the shareholder proponent submitted to the Company a letter on behalf of itself and the co-filers of the proposal withdrawing the Proposal for the Company's 2010 Proxy Materials. The proponent's withdrawal letter is attached as Exhibit A. As a result of the Proposal being withdrawn by the proponent and co-filers, the Company respectfully withdraws its No-Action Letter Request and asks that the Staff give no further consideration to this matter. This letter, including Exhibit A, is being submitted electronically to the Staff at shareholderproposals@sec.gov. A copy of this letter is being sent simultaneously to the primary proponent, each of the co-filers and Walden Asset Management (at the request of a co-filer) as notification of the Company's withdrawal of the No-Action Letter Request.

Should you have any questions or if you would like any additional information regarding the foregoing, please contact Beverly L. O'Toole (212-357-1584) or the undersigned (212-902-4762). Thank you for your attention to this matter.

Very truly yours,



Gregory K. Palm

Attachment

cc: Robert Walker, Northwest & Ethical Investments L.P. (w/ attachment)
Sr. Patricia O'Brien, Sisters of Notre Dame de Namur (w/ attachment)
Sr. Carole Lombard, Sisters of Saint Joseph of Boston (w/ attachment)
Daniel Altschuler (w/ attachment)
Timothy Smith, Walden Asset Management (w/ attachment)
Mark A. Regier, MMA Praxis Core Stock Fund and MMA Praxis Value Index Fund (Mennonite Mutual Aid) and Mennonite Education Agency (w/ attachment)

Exhibit A

Northwest & Ethical Investments L.P.


NORTHWEST
FUNDS

The
Ethical
Funds
Company

February 11, 2010

Mr. John Rogers
Secretary to the Board
Goldman, Sachs & Co.
85 Broad Street
New York, NY, USA, 10004

Re: Withdrawal of shareholder resolution

Dear Mr. Rogers:

The purpose of this letter is to withdraw the shareholder proposal filed by Northwest & Ethical Investments on November 27, 2009 with The Goldman Sachs Group, Inc. Each of the co-filers to this proposal, the Sisters of Notre Dame de Namur, Sisters of Saint Joseph of Boston, Daniel Altschuler, MMA Praxis Core Stock Fund, MMA Praxis Value Index Fund and the Mennonite Education Agency, approve of the withdrawal of the proposal.

Based on the productive dialogue we have had thus far, the filers and co-filers are withdrawing the resolution with the following agreed upon commitments from the company:

1. Goldman Sachs withdrawing its no-action challenge to our resolution at the SEC,
2. Goldman Sachs committing to future dialogues with the filers of this resolution,
3. Goldman Sachs noting in its 2010 proxy statement that a shareholder resolution seeking an Independent Compensation Review Panel was filed but withdrawn as the company demonstrated responsiveness to shareholder concerns. Filers of the resolution included Northwest & Ethical Investments, MMA Praxis Core Stock Fund, MMA Praxis Value Fund, and the Mennonite Education Agency,
4. A shareholder representative be recognized at the Annual General Meeting in order to read a statement supportive of the initiatives taken by Goldman Sachs this year, and emphasizing that we are going to hold Goldman accountable for future years,
5. Assurance that the Compensation Committee will receive the statement.

Northwest & Ethical Investments L.P, and the co-filers, appreciate the attention that Goldman Sachs has provided to the concerns raised in our resolution, and we are looking forward to future dialogues.

With Best Regards,
Northwest & Ethical Investments L.P.

Robert Walker
Vice President, Sustainability

Tel 604 714 3800 Toll Free 1 877 384 4225 Fax 604 714 3859
500 – 1111 West Georgia Street, Vancouver, BC V6E 4T6


FSC

100%

Northwest & Ethical Investments L.P.


NORTHWEST
FUNDS

Ethical
Funds

Phone: 604-742-8320
Fax: 604-683-5190

cc:
Dane Holmes, Goldman Sachs
Steve Carley, Northwest & Ethical Investments L.P.
Tim Smith, Walden Asset Management
Mark Regier, MMA Praxis


FSC

100%

From: O'Toole, Beverly L [Beverly.OToole@gs.com]
Sent: Friday, January 15, 2010 1:03 PM
To: shareholderproposals
Subject: Additional documentation in connection with no-action requests
Importance: High
Attachments: 12-3-09 SEIU Proposal.pdf; Proof of Ownership - SEIU.pdf; Exec Comp Review Panel (Northwest Ethical Investments).pdf; 2009 12-1 FROM Daniel Altschuler Co-Filer.pdf; 2009 12-1 FROM Sisters of Notre Dame De Namur Co-Filer.pdf; 2009 12-1 FROM Sisters of Saint Joseph of Boston Co-Filer.pdf; 2009 12-4 FROM Mennonite Education Agency Co-filer.pdf; 2009 12-4 FROM Mennonite Mutual Aid Co-filer.pdf; Pay Disparity (Benedictine Sisters).pdf; Primary filer - Nathan Cummings.pdf; Co-filer Sisters of St. Francis of Philadelphia.pdf; Co-filer Edward Hazen Foundation.pdf; Co-filer Funding Exchange (REVISED).pdf; Co-filer Mount St Scholastica.pdf; RPCP (AFSCME).pdf; 2009 11-30 FROM Christian Brothers Investment Services re separate chair & CEO.pdf; 2009 12-1 The Needmor Fund - Co-filer.pdf; Separate CEO-Chair (ProxyVote).pdf; Correct Contact Info for Sean O'Ryan.pdf; Special meeting (McRitchie).pdf; Proof of ownership - McRitchie.pdf

As per your request, cover letters with proposals and any additional correspondence with proponent are below. If you have any questions please call me at 212 357 1584.

Letters from SEIU re: Comp as Percentage of Revenues:

Letters from Northwest Ethical Investments (and Co-filers) re: Exec Comp Review Panel:

Letters from Benedictine Sisters and Nathan Cummings Foundation (and Co-filers) re: Pay Disparity:
Letter from AFSCME re: RPCP:
Letters from Christian Brothers Investment Services, Inc. (and Co-filer) re: Separate CEO-Chair:
Letter from ProxyVote, LLC re: Separate CEO-Chair:

Letters from James McRitchie/John Chevedden re: Special meetings:

Thank you,

Beverly O'Toole
Managing Director and Associate General Counsel
Goldman, Sachs & Co.
One New York Plaza
New York, New York 10004
telephone: 212-357-1584
facsimile: 212-428-9103



Mennonite Education Agency
The education agency of Mennonite Church USA

Goshen Office
63846 County Road 35 Suite 1
Goshen, IN 46528-9621
T: 574-642-3164
F: 574-642-4863
E: info@MennoniteEducation.org

Newton Office
722 North Main Street
Newton, KS 67114-1819
T: 316-283-5100
E: IBA@MennoniteEducation.org

Regional Offices
Harleysville, Pa.
Washington, D.C.

www.MennoniteEducation.org
Toll-free: 1-866-866-2872
Spanish toll-free: 1-877-665-6662

December 3, 2009

Mr. John F.W. Rogers
Secretary to the Board
The Goldman Sachs Group, Inc.
85 Broad Street, 30th Floor
New York, NY 10004

Via United Parcel Service, Email (denise.iosue@gs.com)
and Fax (212-902-3000)

Re: Resolution for 2010 Annual Shareholder Meeting

Dear Mr. Rogers:

I am writing to you on behalf of the Mennonite Education Agency (MEA), a current shareholder in the Goldman Sachs Group. It is on behalf of the MEA Endowment Fund, our participant institutions and constituents, that we co-file the enclosed resolution proposing the creation of an independent executive compensation review panel. We present it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The Mennonite Education Agency – CEP Large Cap Account has held more than $2,000 worth of Goldman Sachs shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying ownership of these shares from our custodian is enclosed.

We are co-filing this proposal with Northwest & Ethical Investments. Please consider them to be the lead sponsor. Robert Walker, Northwest & Ethical's VP of Sustainability, will be serving as primary contact on all matters pertaining to this resolution. A representative of the filers will attend the annual stockholders' meeting to move the resolution as required by SEC Rules.

MEA has secured the services of MMA (Mennonite Mutual Aid) to help guide and implement our shareholder advocacy efforts. Mark Regier, Director of Stewardship Investing at MMA will serve as MEA's representative on these matters. Please include him in all correspondence. His information is below:

Mark Regier
MMA
1110 North Main Street
Goshen, IN 46527
574-533-9511
mark.regier@mma-online.org

We strongly believe the attached proposal is in the best long-term interests of our company and its shareholders.

Sincerely,

Lisa Heinz
Associate Director

cc: Mark Regier, MMA
Robert Walker, Northwest & Ethical Investments

Encl.

WHEREAS:

- Goldman Sachs has repaid its Trouble Asset Relief Program (TARP) obligations to the U.S. Government and therefore is no longer legally required to consult shareholders via an Advisory Vote on Pay.

- The leaders of the G20 nations recently adopted the Financial Stability Board's pay guidelines (*Principles for Sound Compensation Practices*) which include criteria on the size and timing of bonuses. Goldman's compensation structure does not appear to be aligned with these international standards.

- Goldman Sachs is returning to its past practice of paying huge bonuses having set aside an estimated $20 billion for bonuses - averaging $700,000 per employee. It has been alleged the bonus structure encouraged risky behavior.

- There is real concern and anger among many average American citizens that executive compensation is out of control. A 2009 study by Reda & Associates analyzing 200 companies' proxies, found companies were generally making short-term incentives a bigger part of the compensation plan rather than less, and the practice of paying executives' income taxes or gross-ups did not decline.

- A report by the Special Inspector General for TARP indicates the federal rescue of other financial services firms may have contributed to Goldman Sachs' current performance. This revelation adds to growing questions about performance calculations in a period marked by dramatic taxpayer intervention in the markets and individual companies.

- The Board Compensation Committee and our compensation consultants seem unwilling to put limits on executives' compensation. In fact, some feel our Compensation Committee is out of touch in letting compensation escalate to such levels.

- In order to do what it best for the long-term health of the corporation, the Board should be consulting with all stakeholders, including shareholders, rather than responding solely to consultants.

- Our Board might benefit from thoughtful analysis by independent outside experts on the issue of trends in Goldman Sachs' pay as well as the pros and cons of pursuing the present track.

Be it resolved -- the shareowners request the Board establish an Independent Executive Compensation Review Panel to review the company's long-term compensation, including bonuses, and compare it against industry trends. The review shall include an analysis of the trends in Executive Compensation at our company and the impact on our company's reputation, employees, relations with investors, political leaders and the general public.

The Panel shall be composed of persons who are independent of the company and drawn from a diverse cross-section of constituencies and viewpoints.

The Panel shall present its findings report to the Board Compensation Committee by October 2010 and a summary shall be available to investors by end of the year.

Supporting Statement:

We believe the establishment of an outside panel is important to provide a different perspective on pay philosophy and to provide an independent perspective to the Board. We believe this is necessary since our Board seems to have lost sight of what is fair and reasonable executive compensation in the midst of a historic economic crisis in which our company has admitted culpability.

November 20, 2009

Mr. Chris C. Meyer
Stewardship Investing Research Specialist
MMA Financial Services
1110 North Main Street
Goshen, IN 46527

Dear Mr. Meyer

This letter is in response to your request for confirmation that the following accounts are currently the beneficial owners of **Goldman Sachs, cusip 3814G104.** These securities are currently held by Fifth Third Trust Co. as the accountholder's custodian. We further more confirm that the accounts have held a minimum of $2,000 worth of company shares continuously for one year or more.

Mennonite Education Agency – CEP Large Cap account *** FISMA & OMB Memorandum M-07-16 ***
2,200 shares

Sincerely,

Dore Ann Tarren
Fifth Third Bank Global Custody Administrator
513-358-6470



MMA®
Stewardship Solutions

1110 North Main Street
Post Office Box 483
Goshen, IN 46527

Toll-free: (800) 348-7468
Telephone: (574) 533-9511
www.mma-online.org

John Rogers
DEC 04 2009
Received

December 3, 2009

Mr. John F.W. Rogers
Secretary to the Board
The Goldman Sachs Group, Inc.
85 Broad Street, 30th Floor
New York, NY 10004

Via United Parcel Service, Email (denise.iosue@gs.com)
and Fax (212-902-3000)

Re: Resolution for 2010 Annual Shareholder Meeting

Dear Mr. Rogers:

I am writing to you on behalf of the MMA Praxis Core Stock Fund and MMA Praxis Value Index Fund, both parts of the MMA family of companies, and current shareholders in the Goldman Sachs Group. MMA (Mennonite Mutual Aid) is the stewardship agency of the Mennonite Church USA with $1.7 billion of socially invested assets under management. It is on behalf of the MMA Praxis Mutual Funds, our shareholders and constituents, that we co-file the enclosed resolution proposing the creation of an independent executive compensation review panel. We present it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

MMA Praxis Core Stock and Value Index Funds have each held more than $2,000 worth of Goldman Sachs shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying ownership of these shares from our custodian is enclosed.

We are co-filing this proposal with Northwest & Ethical Investments. Please consider them to be the lead sponsor. Robert Walker, Northwest & Ethical's VP of Sustainability, will be serving as primary contact on all matters pertaining to this resolution. I would appreciate being copied on any correspondence. A representative of the filers will attend the annual stockholders' meeting to move the resolution as required by SEC Rules.

We strongly believe the attached proposal is in the best long-term interests of our company and its shareholders. We understand that efforts to engage James Johnson (Chair of Goldman's Compensation Committee) have so far proven unsuccessful. We look forward to the opportunity to discuss the issues raised by the proposal with you and other members of Goldman Sach's executive management team at your earliest convenience.

Sincerely,



Mark A. Regier
Director of Stewardship Investing

cc: Chad Horning, MMA
Robert Walker, Northwest & Ethical Investments

Encl.

WHEREAS:

- Goldman Sachs has repaid its Trouble Asset Relief Program (TARP) obligations to the U.S. Government and therefore is no longer legally required to consult shareholders via an Advisory Vote on Pay.

- The leaders of the G20 nations recently adopted the Financial Stability Board's pay guidelines (*Principles for Sound Compensation Practices*) which include criteria on the size and timing of bonuses. Goldman's compensation structure does not appear to be aligned with these international standards.

- Goldman Sachs is returning to its past practice of paying huge bonuses having set aside an estimated $20 billion for bonuses - averaging $700,000 per employee. It has been alleged the bonus structure encouraged risky behavior.

- There is real concern and anger among many average American citizens that executive compensation is out of control. A 2009 study by Reda & Associates analyzing 200 companies' proxies, found companies were generally making short-term incentives a <u>bigger part</u> of the compensation plan rather than less, and the practice of paying executives' income taxes or gross-ups did not decline.

- A report by the Special Inspector General for TARP indicates the federal rescue of other financial services firms may have contributed to Goldman Sachs' current performance. This revelation adds to growing questions about performance calculations in a period marked by dramatic taxpayer intervention in the markets and individual companies.

- The Board Compensation Committee and our compensation consultants seem unwilling to put limits on executives' compensation. In fact, some feel our Compensation Committee is out of touch in letting compensation escalate to such levels.

- In order to do what it best for the long-term health of the corporation, the Board should be consulting with all stakeholders, including shareholders, rather than responding solely to consultants.

- Our Board might benefit from thoughtful analysis by independent outside experts on the issue of trends in Goldman Sachs' pay as well as the pros and cons of pursuing the present track.

Be it resolved – the shareowners request the Board establish an Independent Executive Compensation Review Panel to review the company's long-term compensation, including bonuses, and compare it against industry trends. The review shall include an analysis of the trends in Executive Compensation at our company and the impact on our company's reputation, employees, relations with investors, political leaders and the general public.

John Rogers
DEC 02 2009
Received


Connecting neighbor with neighbor and neighbor with God

Sisters of Saint Joseph of Boston
637 Cambridge Street • Brighton, Massachusetts 02135-2800 • www.csjboston.org

December 1, 2009

Mr. John Roger
Corporate Secretary
The Goldman Sachs Group Inc.
85 Broad Street, 30th floor
New York, NY 10004

Dear Mr. Roger:

The Sisters of St. Joseph of Boston holds 25 shares of Goldman Sachs stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term.

We are submitting the enclosed shareholder proposal as a co-sponsor with Northwest and Ethical Funds as the primary filer for inclusion in the 2010 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, and will continue to hold the required number of shares through the shareholders meeting.

We have been a shareholder for more than one year and will provide verification of our ownership position upon request. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

We look forward to your response.

Sincerely,

Sr. Carole Lombard

Encl. Resolution Text

Carole Lombard, CSJ • Justice and Peace Coordinator
Fax: 617.746.1618 • Phone: 617.746.2102 • e-mail: carole.lombard @csjboston.org



Boston Trust & Investment
Management Company

November 20, 2009

To Whom It May Concern:

Boston Trust & Investment Management Company manages assets and acts as custodian for the **Sisters of St. Joseph of Boston** through its Walden Asset Management division. We are writing to verify that **Sisters of St. Joseph of Boston** currently owns **25** shares of **Goldman Sachs** (Cusip # **38141G104**). We confirm that **Sisters of St. Joseph of Boston** has beneficial ownership of at least $2,000 in market value of the voting securities of **Goldman Sachs** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of **Goldman Sachs.**

Sincerely,

Timothy Smith
Senior Vice President

One Beacon Street Boston, Massachusetts 02108 617.726.7250 fax: 617.227.2690

WHEREAS:

- Goldman Sachs has repaid its Trouble Asset Relief Program (TARP) obligations to the U.S. Government and therefore is no longer legally required to consult shareholders via an Advisory Vote on Pay.
- The leaders of the G20 nations recently adopted the Financial Stability Board's pay guidelines (*Principles for Sound Compensation Practices*) which include criteria on the size and timing of bonuses. Goldman's compensation structure does not appear to be aligned with these international standards.
- Goldman Sachs is returning to its past practice of paying huge bonuses having set aside an estimated $20 billion for bonuses - averaging $700,000 per employee. It has been alleged the bonus structure encouraged risky behavior.
- There is real concern and anger among many average American citizens that executive compensation is out of control. A 2009 study by Reda & Associates analyzing 200 companies' proxies, found companies were generally making short-term incentives a bigger part of the compensation plan rather than less, and the practice of paying executives' income taxes or gross-ups did not decline.
- A report by the Special Inspector General for TARP indicates the federal rescue of other financial services firms may have contributed to Goldman Sachs' current performance. This revelation adds to growing questions about performance calculations in a period marked by dramatic taxpayer intervention in the markets and individual companies.
- The Board Compensation Committee and our compensation consultants seem unwilling to put limits on executives' compensation. In fact, some feel our Compensation Committee is out of touch in letting compensation escalate to such levels.
- In order to do what it best for the long-term health of the corporation, the Board should be consulting with all stakeholders, including shareholders, rather than responding solely to consultants.
- Our Board might benefit from thoughtful analysis by independent outside experts on the issue of trends in Goldman Sachs' pay as well as the pros and cons of pursuing the present track.

Be it resolved – the shareowners request the Board establish an Independent Executive Compensation Review Panel to review the company's long-term compensation, including bonuses, and compare it against industry trends. The review shall include an analysis of the trends in Executive Compensation at our company and the impact on our company's reputation, employees, relations with investors, political leaders and the general public.

The Panel shall be composed of persons who are independent of the company and drawn from a diverse cross-section of constituencies and viewpoints.

The Panel shall present its findings report to the Board Compensation Committee by October 2010 and a summary shall be available to investors by end of the year.

Supporting Statement:

We believe the establishment of an outside panel is important to provide a different perspective on pay philosophy and to provide an independent perspective to the Board. We believe this is necessary since our Board seems to have lost sight of what is fair and reasonable executive compensation in the midst of a historic economic crisis in which our company has admitted culpability.

John Rogers
DEC 02 2009
Received

SISTERS OF NOTRE DAME DE NAMUR

December 1, 2009

Mr. John Roger
Corporate Secretary
The Goldman Sachs Group Inc.
85 Broad Street, 30th floor
New York, NY 10004

Dear Mr. Roger:

The Sisters of Notre Dame de Namur hold 50 shares of Goldman Sachs stock.

We believe those companies with a commitment to customers, employees, communities and the environment will prosper long-term. Further, we believe Goldman Sachs is such a company and we have been pleased to own it in our portfolio. Still, we want to encourage Goldman Sachs to be more transparent on the issue of executive compensation by creating an independent study on executive pay panel.

We are submitting the enclosed shareholder resolution for inclusion in the 2010 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Sisters of Notre Dame de Namur are the beneficial owners, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of shares. Proof of ownership is enclosed.

The Sisters of Notre Dame de Namur will continue to be an investor through the stockholder meeting holding the required number of shares. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

We are filing this resolution as a co-filer. The primary filer of the resolution is Northern & Ethical Funds.

Sincerely,



Sr. Patricia O'Brien

72 Windsor Street
Everett, MA 02149



Boston Trust & Investment
Management Company

November 20, 2009

To Whom It May Concern:

Boston Trust & Investment Management Company manages assets and acts as custodian for the **Sisters of Notre Dame de Namur** through its Walden Asset Management division. We are writing to verify that **Sisters of Notre Dame de Namur** currently owns **50** shares of **Goldman Sachs** (Cusip # **38141G104**). We confirm that **Sisters of Notre Dame de Namur** has beneficial ownership of at least $2,000 in market value of the voting securities of **Goldman Sachs** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of **Goldman Sachs**.

Sincerely,

Timothy Smith
Senior Vice President

One Beacon Street Boston, Massachusetts 02108 617.726.7250 fax: 617.227.2690

WHEREAS:

- Goldman Sachs has repaid its Trouble Asset Relief Program (TARP) obligations to the U.S. Government and therefore is no longer legally required to consult shareholders via an Advisory Vote on Pay.

- The leaders of the G20 nations recently adopted the Financial Stability Board's pay guidelines (*Principles for Sound Compensation Practices*) which include criteria on the size and timing of bonuses. Goldman's compensation structure does not appear to be aligned with these international standards.

- Goldman Sachs is returning to its past practice of paying huge bonuses having set aside an estimated $20 billion for bonuses - averaging $700,000 per employee. It has been alleged the bonus structure encouraged risky behavior.

- There is real concern and anger among many average American citizens that executive compensation is out of control. A 2009 study by Reda & Associates analyzing 200 companies' proxies, found companies were generally making short-term incentives a <u>bigger part</u> of the compensation plan rather than less, and the practice of paying executives' income taxes or gross-ups did not decline.

- A report by the Special Inspector General for TARP indicates the federal rescue of other financial services firms may have contributed to Goldman Sachs' current performance. This revelation adds to growing questions about performance calculations in a period marked by dramatic taxpayer intervention in the markets and individual companies.

- The Board Compensation Committee and our compensation consultants seem unwilling to put limits on executives' compensation. In fact, some feel our Compensation Committee is out of touch in letting compensation escalate to such levels.

- In order to do what it best for the long-term health of the corporation, the Board should be consulting with all stakeholders, including shareholders, rather than responding solely to consultants.

- Our Board might benefit from thoughtful analysis by independent outside experts on the issue of trends in Goldman Sachs' pay as well as the pros and cons of pursuing the present track.

Be it resolved -- the shareowners request the Board establish an Independent Executive Compensation Review Panel to review the company's long-term compensation, including bonuses, and compare it against industry trends. The review shall include an analysis of the trends in Executive Compensation at our company and the impact on our company's reputation, employees, relations with investors, political leaders and the general public.

The Panel shall be composed of persons who are independent of the company and drawn from a diverse cross-section of constituencies and viewpoints.

The Panel shall present its findings report to the Board Compensation Committee by October 2010 and a summary shall be available to investors by end of the year.

Supporting Statement:

We believe the establishment of an outside panel is important to provide a different perspective on pay philosophy and to provide an independent perspective to the Board. We believe this is necessary since our Board seems to have lost sight of what is fair and reasonable executive compensation in the midst of a historic economic crisis in which our company has admitted culpability.

Daniel Altschuler

*** FISMA & OMB Memorandum M-07-16 ***

December 1, 2009

Mr. John Roger
Corporate Secretary
The Goldman Sachs Group, Inc.
85 Broad Street, 30th floor
New York, NY 10004

Dear Mr. Roger:

I own 175 shares of Goldman Sachs stock. I believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among my top social objectives is the assurance that companies are doing all that they can to be responsible corporate citizens and well-governed companies.

Therefore, I am submitting the enclosed shareholder proposal as a co-sponsor with Northern & Ethical Funds for inclusion in the 2010 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I am the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Goldman Sachs shares.

I have been a shareholder for more than one year and enclose verification of ownership position. I will continue to be an investor through the stockholder meeting holding the requisite number of shares. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Please copy correspondence both to me and to Timothy Smith at Walden. I look forward to your response.

Sincerely,



Daniel Altschuler

Cc: Timothy Smith – Walden Asset Management (tsmith@bostontrust.com)



Boston Trust & Investment
Management Company

November 20, 2009

To Whom It May Concern:

Boston Trust & Investment Management Company manages assets and acts as custodian for the **Daniel Altschuler** through its Walden Asset Management division. We are writing to verify that **Daniel Altschuler** currently owns **175** shares of **Goldman Sachs** (Cusip # **38141G104**). We confirm that **Daniel Altschuler** has beneficial ownership of at least $2,000 in market value of the voting securities of **Goldman Sachs** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of **Goldman Sachs**.

Sincerely,

Timothy Smith
Senior Vice President

One Beacon Street Boston, Massachusetts 02108 617.726.7250 fax: 617.227.2690

WHEREAS:

- Goldman Sachs has repaid its Trouble Asset Relief Program (TARP) obligations to the U.S. Government and therefore is no longer legally required to consult shareholders via an Advisory Vote on Pay.

- The leaders of the G20 nations recently adopted the Financial Stability Board's pay guidelines (*Principles for Sound Compensation Practices*) which include criteria on the size and timing of bonuses. Goldman's compensation structure does not appear to be aligned with these international standards.

- Goldman Sachs is returning to its past practice of paying huge bonuses having set aside an estimated $20 billion for bonuses - averaging $700,000 per employee. It has been alleged the bonus structure encouraged risky behavior.

- There is real concern and anger among many average American citizens that executive compensation is out of control. A 2009 study by Reda & Associates analyzing 200 companies' proxies, found companies were generally making short-term incentives a <u>bigger part</u> of the compensation plan rather than less, and the practice of paying executives' income taxes or gross-ups did not decline.

- A report by the Special Inspector General for TARP indicates the federal rescue of other financial services firms may have contributed to Goldman Sachs' current performance. This revelation adds to growing questions about performance calculations in a period marked by dramatic taxpayer intervention in the markets and individual companies.

- The Board Compensation Committee and our compensation consultants seem unwilling to put limits on executives' compensation. In fact, some feel our Compensation Committee is out of touch in letting compensation escalate to such levels.

- In order to do what it best for the long-term health of the corporation, the Board should be consulting with all stakeholders, including shareholders, rather than responding solely to consultants.

- Our Board might benefit from thoughtful analysis by independent outside experts on the issue of trends in Goldman Sachs' pay as well as the pros and cons of pursuing the present track.

Be it resolved – the shareowners request the Board establish an Independent Executive Compensation Review Panel to review the company's long-term compensation, including bonuses, and compare it against industry trends. The review shall include an analysis of the trends in Executive Compensation at our company and the impact on our company's reputation, employees, relations with investors, political leaders and the general public.

The Panel shall be composed of persons who are independent of the company and drawn from a diverse cross-section of constituencies and viewpoints.

The Panel shall present its findings report to the Board Compensation Committee by October 2010 and a summary shall be available to investors by end of the year.

Supporting Statement:

We believe the establishment of an outside panel is important to provide a different perspective on pay philosophy and to provide an independent perspective to the Board. We believe this is necessary since our Board seems to have lost sight of what is fair and reasonable executive compensation in the midst of a historic economic crisis in which our company has admitted culpability.

Northwest & Ethical Investments L.P.


NORTHWEST FUNDS


The Ethical Funds Company

November 23, 2009

Mr. John F. W. Rogers
Secretary to the Board
The Goldman Sachs Group Inc.
85 Broad Street, 30th Floor
New York, NY, USA, 10004

Re: Resolution for 2010 Annual Shareholder Meeting

Dear Mr. Rogers,

Northwest & Ethical Investments L.P. is the beneficial owner of 11,500 shares of Goldman Sachs Group Inc. Verification of ownership is attached.

Northwest & Ethical Investments L.P. is filing the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. Northwest and Ethical Investments L.P is the beneficial owner of these shares as defined in Rule 13d-3 of the Act. We intend to maintain ownership of the required number of shares through the date of the next stockholder's annual meeting. We have been a shareholder for more than one year and have held over $2,000 worth of stock. A representative of the filers will attend the annual meeting to move the resolution as required by SEC rules.

Please note that we are open to discussions that may resolve the issues outlined in the attached shareholder resolution. We have previously sent a letter to James Johnson (Chair of the Compensation Committee) as we prefer to establish and build a constructive dialogue.

Please contact me if you have any questions about this resolution.

With Best Regards,
Northwest & Ethical Investments L.P.

Robert Walker
Vice President, Sustainability

Phone: 604-742-8320
Fax: 604-683-5190
E-mail: rwalker@northwestethical.com

cc: Dane Holmes, Director Investor Relations

WHEREAS:

- Goldman Sachs has repaid its Trouble Asset Relief Program (TARP) obligations to the U.S. Government and therefore is no longer legally required to consult shareholders via an Advisory Vote on Pay.

- The leaders of the G20 nations recently adopted the Financial Stability Board's pay guidelines (*Principles for Sound Compensation Practices*) which include criteria on the size and timing of bonuses. Goldman's compensation structure does not appear to be aligned with these international standards.

- Goldman Sachs is returning to its past practice of paying huge bonuses having set aside an estimated $20 billion for bonuses - averaging $700,000 per employee. It has been alleged the bonus structure encouraged risky behavior.

- There is real concern and anger among many average American citizens that executive compensation is out of control. A 2009 study by Reda & Associates analyzing 200 companies' proxies, found companies were generally making short-term incentives a bigger part of the compensation plan rather than less, and the practice of paying executives' income taxes or gross-ups did not decline.

- A report by the Special Inspector General for TARP indicates the federal rescue of other financial services firms may have contributed to Goldman Sachs' current performance. This revelation adds to growing questions about performance calculations in a period marked by dramatic taxpayer intervention in the markets and individual companies.

- The Board Compensation Committee and our compensation consultants seem unwilling to put limits on executives' compensation. In fact, some feel our Compensation Committee is out of touch in letting compensation escalate to such levels.

- In order to do what it best for the long-term health of the corporation, the Board should be consulting with all stakeholders, including shareholders, rather than responding solely to consultants.

- Our Board might benefit from thoughtful analysis by independent outside experts on the issue of trends in Goldman Sachs' pay as well as the pros and cons of pursuing the present track.

Be it resolved -- the shareowners request the Board establish an Independent Executive Compensation Review Panel to review the company's long-term compensation, including bonuses, and compare it against industry trends. The review shall include an analysis of the trends in Executive Compensation at our company and the impact on our company's reputation, employees, relations with investors, political leaders and the general public.

The Panel shall be composed of persons who are independent of the company and drawn from a diverse cross-section of constituencies and viewpoints.

The Panel shall present its findings report to the Board Compensation Committee by October 2010 and a summary shall be available to investors by end of the year.

Supporting Statement:

We believe the establishment of an outside panel is important to provide a different perspective on pay philosophy and to provide an independent perspective to the Board. We believe this is necessary since our Board seems to have lost sight of what is fair and reasonable executive compensation in the midst of a historic economic crisis in which our company has admitted culpability.



11-20-09

Mr. Chris C. Meyer
Stewardship Investing Research Specialist
MMA Financial Services
1110 North Main Street
Goshen, IN 46527

Dear Mr. Meyer

This letter is in response to your request for confirmation that the following accounts are currently the beneficial owners of **Goldman Sachs Group, Inc., Cusip: 38141G104.** These securities are currently held by JP Morgan as the accountholder's custodian. We furthermore confirm that the accounts have held a minimum of $2,000 worth of company shares continuously for one year or more.

MMA Praxis Core Stock Fund/Account MB Memorandu **7,290 shares**
MMA Praxis Value Index Fund/Account B Memorand **7,628 shares**

Sincerely,



Matt Dwenger, AVP
J.P. Morgan



Desjardins
Trust

John Rogers
NOV 27 2009
Received

November 9th, 2009

To whom it may concern:

Northwest & Ethical Investments L.P.
1111 West Georgia Street
Vancouver (BC) V6E 4T6

Re : Goldman Sachs Group inc. – CUSIP 381 41 G104

Dear Sir,

As of November 9th, 2009, Desjardins Trust is custodian of 11,500 shares of Goldman Sachs Group inc. in the Ethical Balanced Fund.

The beneficial ownership position has been in excess of $2000.00 market value from November 9th, 2008 to November 9th, 2009.

If you have any other questions, don't hesitate to contact the undersigned.

Sincerely yours,

Bruno Dumas
Senior Customer Service Representative
Custody Services

BD/cs

Encl.

Head Office
1, complexe Desjardins
P.O. Box 34 Desjardins Station
Montréal (Québec) H5B 1E4
(514) 286-9441

The Goldman Sachs Group, Inc. | One New York Plaza | New York, New York 10004
Tel: 212-902-4762 | Fax: 212-482-3966

Gregory K. Palm
Executive Vice President
and General Counsel

Goldman Sachs

January 11, 2010

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc. – Request to Omit Shareholder Proposal of Northwest & Ethical Investments L.P. and Co-Filers

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2010 Annual Meeting of Shareholders (together, the "2010 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from Northwest & Ethical Investments L.P., as the primary proponent. The Company also received letters from the Sisters of Notre Dame de Namur, the Sisters of Saint Joseph of Boston, Daniel Altschuler, the MMA Praxis Core Stock Fund, the MMA Praxis Value Index Fund and the Mennonite Education Agency as co-filers of this proposal. The full text of the Proposal is attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2010 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2010 Proxy Materials.

This letter, including Exhibits A, B, C and D, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the primary proponent, the co-filers and Walden Asset Management (at the request of a co-filer) as notification of the Company's intention to omit the Proposal from the 2010 Proxy Materials.

I. The Proposal

The resolution included in the Proposal reads as follows:

*"**Be it resolved** -- the shareowners request the Board establish an Independent Executive Compensation Review Panel to review the company's long-term compensation, including bonuses, and compare it against industry trends. The review shall Include an analysis of the trends in Executive Compensation at our company and the impact on our company's reputation, employees, relations with investors, political leaders and the general public.*

The Panel shall be composed of persons who are independent of the company and drawn from a diverse cross-section of constituencies and viewpoints.

The Panel shall present its findings report to the Board Compensation Committee by October 2010 and a summary shall be available to investors by end of the year."

The preamble and supporting statement included in the Proposal are set forth in Exhibit A.

II. Reasons for Omission

We believe that the Proposal may properly be excluded from the 2010 Proxy Materials pursuant to (i) Rule 14a-8(i)(11), because it substantially duplicates another shareholder proposal previously submitted to the Company and (ii) Rule 14a-8(i)(3), because it is vague and indefinite and otherwise contains materially false and misleading statements, including those that impugn the character and integrity of the Company's directors.

A. The Proposal may be excluded pursuant to Rule 14a-8(i)(11) because it substantially duplicates another shareholder proposal, previously submitted to the Company.

Rule 14a-8(i)(11) permits a company to exclude from its proxy materials any shareholder proposal that substantially duplicates another proposal previously submitted by another proponent that will be included in the Company's proxy materials for the same meeting. Proposals do not need to be identical to be excluded pursuant to Rule 14a-8(i)(11). The Staff consistently has concluded that proposals may be excluded because they are substantially duplicative when such proposals have the same "principal thrust" or "principal focus," notwithstanding that such proposals may differ as to terms and scope. *See, e.g., American Power*

Conversion Corp. (Mar. 29, 2002), *Verizon Communications, Inc.* (Jan. 31, 2001); *EMCOR Group, Inc.* (May 16, 2000); *Pacific Gas & Electric Co.* (Feb. 1, 1993).

The test for substantially duplicative proposals is "whether the core issues to be addressed by the proposals are substantially the same, even though the proposals may differ somewhat in terms or breadth." *Verizon Communications, Inc.* (Jan. 31, 2001).

On October 6, 2009, the Company received a proposal (the "Prior Proposal") from the Benedictine Sisters of Mt. Angel and the Nathan Cummings Foundation requesting that the Board's Compensation Committee initiate a review of the Company's executive compensation policies and make a summary report of the review available upon request. The Prior Proposal, a copy of which is attached as Exhibit B, requests that the report include, among other things, an "evaluation of whether our senior executive compensation packages . . . are 'excessive' and should be modified to be kept within reasonable bounds." The report also requests an "analysis of changes in the relative size of the gap [between senior executive pay and the median wage of Company employees] and an analysis and rationale justifying this trend."

The Proposal and the Prior Proposal have the same focus – the undertaking of a review by or to the Compensation Committee that would evaluate trends in executive compensation and assess the Company's practices against these trends. The supporting language in the respective proposals makes clear that they are seeking to address the same core issues. For example, the Proposal states that many American citizens feel that "executive compensation is out of control" while the Prior Proposal references a source as stating that "executive pay is out of control." The Proposal states that "it has been alleged that the [Company's] bonus structure encouraged risky behavior," while the Prior Proposal states that some people suggest "that the compensation system incentivized excessive risk-taking." More broadly, the Proposal and the Prior Proposal both request reports that compare and analyze the compensation of the Company's employees to identify trends in order to determine what a reasonable level of compensation should be within the Company.

The Prior Proposal has requested that its report come from the Company's Compensation Committee, while the report called for by the Proposal would come from an independent panel and be presented to the Compensation Committee. In addition, the specific factors to be included in the respective reviews differ somewhat between the proposals. However, these sorts of differences between the proposals do not alter the conclusion that the two proposals have the same principal focus and thrust and are seeking to address the same core issues.

The Staff has consistently agreed that proposals that address the same core problem in different ways can nevertheless be deemed substantially duplicative for purposes of Rule 14a-8(i)(11). *See, e.g., Comcast Corp.* (Feb. 4, 2004) (proposal that would limit severance benefits to an executive's annual salary and bonus and require key components of executive compensation to be outlined in reports to shareholders was substantially duplicative of a proposal that would limit severance benefits, unless approved by shareholders, to 2.99 times the sum of base salary plus bonus).

When a company receives two substantially duplicative proposals, the Staff has indicated that the company must include in its proxy materials the proposal it received first, unless that proposal may otherwise be excluded. *See, e.g., Great Lakes Chemical Corp.* (Mar. 2, 1998); *Pacific Gas & Electric Co.* (Jan. 6, 1994). The Company received the Prior Proposal on October 6, 2009 and received the Proposal on November 27, 2009. The Company has also submitted a letter to exclude the Prior Proposal from the 2010 Proxy Materials. This letter is attached as Exhibit C. If the Staff does not concur that the Company may omit the Prior Proposal for the reasons addressed in that letter and the Prior Proposal is not voluntarily withdrawn by its proponent, then the Company intends to include the Prior Proposal in its 2010 Proxy Materials. In that event, the Company intends to omit the Proposal as substantially duplicative of the Prior Proposal.

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company omits the Proposal from the 2010 Proxy Materials.

B. The Proposal may be excluded under Rule 14a-8(i)(3) because it contains materially false and misleading statements.

Rule 14a-8(i)(3) provides that a company may omit a stockholder proposal from its proxy materials if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials." As described below, (i) the supporting statement impugns the integrity, character and reputation of the Corporation and its directors without factual basis, and (ii) the Proposal contains statements that are so vague and indefinite that neither the Company nor its shareholders would be able to determine what actions would need to be taken in order to implement it.

(i) *Impugns Integrity, Character and Reputation*

The Proposal contains a number of statements that impugns the integrity, character and reputation of the Company, its directors and its management without factual basis. According to Note (b) to Rule 14a-9 and *Staff Legal Bulletin No. 14B* (Sept. 15, 2004) ("SLB 14B"), a statement that impugns integrity, character or reputation without factual foundation is misleading within the meaning of the rule and can result in the entire proposal being excluded under Rule 14a-8(i)(3).

In the Proposal, the shareholder proponent impugns the character and reputation of the Company's independent directors by stating that the members of the Company's Compensation Committee "seem unwilling to put limits on executives' compensation" and are "out of touch," and that the Company's Board of Directors "seems to have lost sight of what is fair." The shareholder proponent would like shareholders to infer from this statement, without the benefit of any factual support, that the Company's directors have little regard for or are unable to carry out their fiduciary duties to shareholders. The Company should not be required to include such unfounded statements in the 2010 Proxy Materials.

The Proposal also impugns the Company's reputation by including the statement that "companies were generally making short-term incentives a bigger part of the compensation plan rather than less." The inference that is clearly intended from the inclusion of this phrase in the Proposal is materially false and misleading as to the Company's pay practices. Specifically, the statement infers that the Company has been shifting its pay practices toward a greater short-term orientation. In truth, the Company's compensation policy is focused on aligning the long-term interests of its employees with those of its shareholders. The Company's compensation principles (available on its website at http://www.gs.com/shareholders and attached hereto as Exhibit D) provide, among other things, that the "percentage of compensation awarded in cash should decrease as an employee's total compensation increases in order for long-term performance to remain the overriding aspiration to realizing full compensation," that "[c]ash compensation in a single year should not be so much as to overwhelm the value ascribed to longer term stock incentives that can only be realized through longer term responsible behavior," that "[e]quity awards should be subject to vesting and other restrictions over an extended period of time" and that "[e]quity delivery schedules should continue to apply after an individual has left the firm." Consistent with these principles, the Company announced, on December 10, 2009, that all members of its then thirty person Management Committee, which comprises the Company's global and divisional management, will receive 100 percent of their 2009 discretionary compensation in the form of "Shares at Risk," which cannot be sold for five years and are subject to an enhanced recapture provision for the duration of this five-year holding period.

The Proposal goes on to seek the inference that the Company has a broad-based practice of "paying executives' income tax," which is also false and misleading – the Company does not pay tax gross-ups for its executive officers.

(ii) *Vague and Indefinite*

Rule 14a-8(i)(3) allows the omission of a shareholder proposal if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading where neither the shareholders nor the company would be able to determine, with any reasonable amount of certainty, what action or measures would need to be taken if the proposal were implemented. Indeed, while the Staff, in SLB 14B, clarified the circumstances in which companies will be permitted to exclude proposals pursuant to 14a-8(i)(3), it expressly reaffirmed that vague and indefinite proposals remain subject to exclusion.

The Staff's prior rulings provide guidance regarding the interpretation of the Staff's stated position with respect to Rule 14a-8(i)(3) set forth in SLB 14B. These rulings establish that shareholder proposals that (1) leave key terms and/or phrases undefined, or (2) are so vague in their intent generally that they are subject to multiple interpretations should be excluded because any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal. *See Yahoo! Inc.*, (Mar. 26, 2008); *Bank of America Corp.* (Feb. 25, 2008); *Wendy's Int'l, Inc.* (Feb. 24, 2006); *Int'l Business Machines Corp.* (Feb. 2, 2005); *Fuqua Industries, Inc.* (Mar. 12, 1991); *NYNEX Corp.* (Jan. 12, 1990). *See also Bank of America Corp.* (June 18, 2007) (concurring with the exclusion of a shareholder proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Berkshire Hathaway Inc.* (Mar. 2, 2007) (concurring with the exclusion of a shareholder proposal seeking to restrict the company from investing in any foreign corporation that engages in activities prohibited for U.S. corporations as "vague and indefinite").

Finally, the Staff consistently has agreed that shareholder proposals requesting certain disclosures can be excluded as vague and indefinite when the proposals contain only general or uninformative references to the information implicated or required to be generated by the proposal. For example, in *Kroger Co.* (Mar. 19, 2004), a proposal requested the company to prepare a sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines. The company argued that the proposal's "extremely brief and basic description of the voluminous and highly complex Guidelines" did not adequately inform shareholders of what they would be voting on and did not adequately inform the company on what actions would be needed to implement the proposal. The Staff agreed, concurring in the proposal's omission under Rule 14a-8(i)(3). *See also The Ryland Group, Inc.* (Jan. 19, 2005); *Albertsons, Inc.* (Mar. 5, 2004); *Terex Corp.* (Mar. 1, 2004); *Smithfield Foods, Inc.* (July 18, 2003); *Johnson & Johnson* (Feb. 7, 2003) (proposal requesting a report relating to the company's progress concerning "the Glass Ceiling Commission's business recommendations" excluded as "vague and indefinite"); and *Alcoa Inc.* (Dec. 24, 2002) (proposal calling for the implementation of "human rights standards" and a program to monitor compliance with these standards excluded as "vague and indefinite").

The Proposal, like those described above, is vague and indefinite in numerous respects. Various critical terms and elements contained in the Proposal are undefined, unexplained or otherwise ambiguous. For example, the Proposal calls for an independent panel to "review the company's long-term compensation, including bonuses, and compare it against industry trends." This request gives no guidance whatsoever as to the scope or focus of the requested review, the components of compensation that should be included, the period over which the analysis should occur or the "industry trends" that should be taken into account. The Proposal goes on to state that they review should "include" (presumably along with other unreferenced items) "an analysis of the trends in Executive Compensation at our company and the impact on our company's reputation, employees, relations with investors, political leaders and the general public." Neither the Company nor shareholders would be able to discern what level of details would satisfy such a broad analysis or what the appropriate focus of the report should be. No single review could fully satisfy such a sweeping mandate, and neither the Company, nor shareholders, nor the specified independent panel, could be sure as to the appropriate areas of review.

In addition, the composition of the panel being requested by the Proposal is vague and undefined. The Proposal specifies that the panel should constitute a "cross-section of constituencies and viewpoints." Absent further guidance on what the shareholder proponent is seeking, there would be no way for the Company to determine how to implement this requirement, nor would shareholders know what constituency to expect in the independent panel.

Based on the foregoing, we respectfully request that the Staff confirm it will not recommend enforcement action if the Company omits the Proposal from the 2010 Proxy Materials.

Should you have any questions or if you would like any additional information regarding the foregoing, please contact Beverly L. O'Toole (212-357-1584) or the undersigned (212-902-4762). Thank you for your attention to this matter.

Very truly yours,



Gregory K. Palm

Attachment

cc: Robert Walker, Northwest & Ethical Investments L.P. (w/attachment)
Sr. Patricia O'Brien, Sisters of Notre Dame de Namur (w/attachment)
Sr. Carole Lombard, Sisters of Saint Joseph of Boston (w/attachment)
Daniel Altschuler (w/attachment)
Timothy Smith, Walden Asset Management (w/attachment)
Mark A. Regier, MMA Praxis Core Stock Fund and MMA Praxis Value Index Fund (Mennonite Mutual Aid) and Mennonite Education Agency (w/attachment)

Exhibit A

Text of Proposal and Supporting Statement

WHEREAS:

- Goldman Sachs has repaid its Trouble Asset Relief Program (TARP) obligations to the U.S. Government and therefore is no longer legally required to consult shareholders via an Advisory Vote on Pay.

- The leaders of the G20 nations recently adopted the Financial Stability Board's pay guidelines (*Principles for Sound Compensation Practices*) which include criteria on the size and timing of bonuses. Goldman's compensation structure does not appear to be aligned with these international standards.

- Goldman Sachs is returning to its past practice of paying huge bonuses having set aside an estimated $20 billion for bonuses – averaging $700,000 per employee. It has been alleged the bonus structure encouraged risky behavior.

- There is real concern and anger among many average American citizens that executive compensation is out of control. A 2009 study by Reda & Associates analyzing 200 companies' proxies, found companies were generally making short-term incentives a <u>bigger part</u> of the compensation plan rather than less, and the practice of paying executives' income taxes or gross-ups did not decline.

- A report by the Special Inspector General for TARP indicates the federal rescue of other financial services firms may have contributed to Goldman Sachs' current performance. This revelation adds to growing questions about performance calculations in a period marked by dramatic taxpayer intervention in the markets and individual companies.

- The Board Compensation Committee and our compensation consultants seem unwilling to put limits on executives' compensation. In fact, some feel our Compensation Committee is out of touch in letting compensation escalate to such levels.

- In order to do what it best for the long-term health of the corporation, the Board should be consulting with all stakeholders, including shareholders, rather than responding solely to consultants.

- Our Board might benefit from thoughtful analysis by independent outside experts on the issue of trends in Goldman Sachs' pay as well as the pros and cons of pursuing the present track.

Be it resolved -- the shareowners request the Board establish an Independent Executive Compensation Review Panel to review the company's long-term compensation, including bonuses, and compare it against industry trends. The review shall include an analysis of the trends in Executive Compensation at our company and the impact on our company's reputation, employees, relations with investors, political leaders and the general public.

The Panel shall be composed of persons who are independent of the company and drawn from a diverse cross-section of constituencies and viewpoints.

The Panel shall present its findings report to the Board Compensation Committee by October 2010 and a summary shall be available to investors by end of the year.

Supporting Statement:

We believe the establishment of an outside panel is important to provide a different perspective on pay philosophy and to provide an independent perspective to the Board. We believe this is necessary since our Board seems to have lost sight of what is fair and reasonable executive compensation in the midst of a historic economic crisis in which our company has admitted culpability.

Exhibit B

Text of Prior Proposal and Supporting Statement

Pay Disparity

Recent events have increased concerns about the extraordinarily high levels of executive compensation at many U.S. corporations. Concerns about the structure of executive compensation packages have also intensified, with some suggesting that the compensation system incentivized excessive risk-taking.

In a Forbes article on Wall Street pay, the director of the Program on Corporate Governance at Harvard Law School noted that, "compensation policies will prove to be quite costly—excessively costly—to shareholders." Another study by Glass Lewis & Co. declared that compensation packages for the most highly paid U.S. executives "have been so over-the-top that they have skewed the standards for what's reasonable." That study also found that CEO pay may be high even when performance is mediocre or dismal.

In 2008, Federal Appeals Court Judge Richard Posner stated that, "executive pay is out of control and the marketplace cannot be trusted to rein it in." Legislative attempts to address executive compensation include the Excessive Pay Shareholder Approval Act, which mandates that no employee's compensation may exceed 100 times the average compensation paid to all employees of a given company unless at least 60% of shareholders vote to approve such compensation.

A 2008 piece in BusinessWeek revealed that, "Chief executive officers at companies in the Standard & Poor's 500-stock index earned more than $4,000 an hour [in 2007]." It also noted that an S&P 500 CEO had to work, on average, approximately 3 hours in 2007 "to earn what a minimum wage worker earned for the full year."

A September 2007 study of Fortune 500 firms showed that top executives' pay averaged $10.8 million the previous year, or more than 364 times the pay of the average U.S. worker. Another study by the Economic Policy Institute found that between 1989 and 2007, average CEO pay rose by 163% while the wages of the average worker in the United States rose by only 10%.

RESOLVED: shareholders request the Board's Compensation Committee initiate a review of our company's executive compensation policies and make available, upon request, a summary report of that review by October 1, 2010 (omitting confidential information and processed at a reasonable cost). We request that the report include –

1. A comparison of the total compensation package of senior executives and our employees' median wage in the United States in July 2000, July 2004 & July 2009.

2. An analysis of changes in the relative size of the gap and an analysis and rationale justifying this trend.

3. An evaluation of whether our senior executive compensation packages (including, but not limited to, options, benefits, perks, loans and retirement agreements) are "excessive" and should be modified to be kept within reasonable boundaries.
4. An explanation of whether sizable layoffs or the level of pay of our lowest paid workers should result in an adjustment of senior executive pay to "more reasonable and justifiable levels" and whether Goldman Sachs should monitor this comparison going forward.

Exhibit C

Letter To Omit Prior Proposal

January 11, 2010

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc. – Request to Omit Shareholder Proposal of the Benedictine Sisters of Mt. Angel, the Nathan Cummings Foundation and Co-Filers

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2010 Annual Meeting of Shareholders (together, the "2010 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from the Benedictine Sisters of Mt. Angel and the Nathan Cummings Foundation, as the primary proponents. The Company also received letters from the Sisters of St. Francis of Philadelphia, The Edward W. Hazen Foundation, Funding Exchange and Benedictine Sisters of Mount St. Scholastica, Inc. as co-filers of the Proposal. The full text of the Proposal is attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2010 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2010 Proxy Materials.

This letter, including Exhibit A, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the primary proponents, the co-filers and Walden Asset Management (at the request of a co-filer) as notification of the Company's intention to omit the Proposal from the 2010 Proxy Materials.

I. The Proposal

The resolution included in the Proposal reads as follows:

"RESOLVED: shareholders request the Board's Compensation Committee initiate a review of our company's executive compensation policies and make available, upon request, a summary report of that review by October 1, 2010 (omitting confidential information and processed at a reasonable cost). We request that the report include –

1. *A comparison of the total compensation package of senior executives and our employees' median wage in the United States in July 2000, July 2004 & July 2009.*

2. *An analysis of changes in the relative size of the gap and an analysis and rationale justifying this trend.*

3. *An evaluation of whether our senior executive compensation packages (including, but not limited to, options, benefits, perks, loans and retirement agreements) are "excessive" and should be modified to be kept within reasonable boundaries.*

4. *An explanation of whether sizable layoffs or the level of pay of our lowest paid workers should result in an adjustment of senior executive pay to "more reasonable and justifiable levels" and whether Goldman Sachs should monitor this comparison going forward."*

The supporting statement included in the Proposal is set forth in Exhibit A.

II. The Proposal may be excluded under Rule 14a-8(i)(3) because it contains materially false and misleading statements.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." As the Staff explained in *Staff Legal Bulletin No. 14B* (Sep. 15, 2004), Rule 14a-8(i)(3) permits the exclusion of all or part of a shareholder proposal or the supporting statement if, among other things, the company demonstrates objectively that a factual statement is materially false or misleading. The Company believes that objectively false statements included in the supporting statement of the Proposal are false and misleading in a manner that will materially misrepresents the legislative and judicial backdrop for the proposal.

The Staff has allowed exclusion of an entire proposal that contains false and misleading statements. *See, e.g., State Street Corp.* (Mar. 1, 2005). In *State Street*, the proponent's proposal purported to request shareholder action under a section of state law that had been recodified. Because the proposal by its terms invoked a statute that was not applicable, the Staff concurred that exclusion was permitted under Rule 14a-8(i)(3) because the submission was based upon a false premise that made it materially misleading to shareholders.

Similarly, the supporting statement of the Proposal includes a number of materially false and misleading statements in an effort to establish a basis on which shareholder should cast their votes. In the third paragraph of the supporting statement, the Proponent attributes a quote to Judge Richard Posner which he did not make: "executive pay is out of control and the marketplace cannot be trusted to rein it in." This is not a quote by Judge Posner – it is a quote from a New York Times columnist characterizing Judge Posner's dissenting opinion in a case regarding fees paid to mutual fund investment advisors. In his dissenting opinion in that case, Judge Posner does refer to "growing indications that executive compensation in large publicly traded firms often is excessive because of the feeble incentives of boards of directors to police compensation." *Jones* v. *Harris*, 537 F.3d 728 at 730 (7th Cir. 2008) (Posner, J., dissenting). Judge Posner's opinion does discuss the market drivers relating to board approval of compensation, but does so in the context of the mutual fund industry.

Immediately following this misquote, the Proposal states that: "Legislative attempts to address executive compensation include the Excessive Pay Shareholder Approval Act, which mandates that no employee's compensation may exceed 100 times the average compensation paid to all employees of a given company unless at least 60% of shareholders vote to approve such compensation." This statement is false in that it refers to the Excessive Pay Shareholder Approval Act as legislation that has been enacted and is currently in effect. This proposed legislation was included in a bill that was introduced in the U.S. Senate on May 7, 2009 and referred to the Committee on Banking, Housing, and Urban Affairs. The bill does not appear to have advanced since that date.

The remainder of the supporting statement consists of references to press articles and surveys. The statements in the third paragraph stand out from the others in that they purport to invoke U.S. federal judicial and legislative authority to give a false impression as to the federal regulatory backdrop to the Proposal. We believe that these objectively false statements, which are the only regulatory references in the supporting statement, would materially mislead shareholders as to the context of the Proposal.

Based on the foregoing, we respectfully request that the Staff confirm it will not recommend enforcement action if the Company omits the Proposal from the 2010 Proxy Materials.

Should you have any questions or if you would like any additional information regarding the foregoing, please Beverly L. O'Toole (212-357-1584) or the undersigned (212-902-4762). Thank you for your attention to this matter.

Very truly yours,

/s/ Gregory K. Palm

Attachment

cc: Sister Judy Byron, OP, Benedictine Sisters of Mt. Angel, The Sisters of St. Francis of Philadelphia and Benedictine Sisters of Mount St. Scholastica (w/attachment)
Laura J. Shaffer, Nathan Cummings Foundation (w/attachment)
The Edward W. Hazen Foundation (w/attachment)
Ron Hanft, Funding Exchange (w/attachment)
Timothy Smith, Walden Asset Management (w/attachment)

<u>Exhibit A</u>

Text of Proposal and Supporting Statement

Pay Disparity

Recent events have increased concerns about the extraordinarily high levels of executive compensation at many U.S. corporations. Concerns about the structure of executive compensation packages have also intensified, with some suggesting that the compensation system incentivized excessive risk-taking.

In a Forbes articles on Wall Street pay, the director of the Program on Corporate Governance at Harvard Law School noted that, "compensation policies will prove to be quite costly–excessively costly–to shareholders." Another study by Glass Lewis & Co. declared that compensation packages for the most highly paid U.S. executives "have been so over-the-top that they have skewed the standards for what's reasonable." That study also found that CEO pay may be high even when performance is mediocre or dismal.

In 2008, Federal Appeals Court Judge Richard Posner stated that, "executive pay is out of control and the market place cannot be trusted to rein it in." Legislative attempts to address executive compensation include the Excessive Pay Shareholder Approval Act, which mandates that no employee's compensation may exceed 100 times the average compensation paid to all employees of a given company unless at least 60% of shareholders vote to approve such compensation.

A 2008 piece in BusinessWeek revealed that, "Chief executive officers at companies in the Standard & Poor's 500-stock index earned more than $4,000 an hour each [in 2007]." It also noted that an S&P 500 CEO had to work, on average, approximately 3 hours in 2007 "to earn what a minimum wage worker earned for the full year."

A September 2007 study of Fortune 500 firms showed that top executives' pay averaged $10.8 million the previous year, or more than 364 times the pay of the average U.S. worker. Another study by the Economic Policy Institute found that between 1989 and 2007, average CEO pay rose by 163% while the wages of the average worker in the United States rose by only 10%.

RESOLVED: shareholders request the Board's Compensation Committee initiate a review of our company's executive compensation policies and make available, upon request, a summary report of that review by October 1, 2010 (omitting confidential information and processed at a reasonable cost). We request that the report include –

1. A comparison of the total compensation package of senior executives and our employees' median wage in the United States in July 2000, July 2004 & July 2009.

2. An analysis of changes in the relative size of the gap and an analysis and rationale justifying this trend.

3. An evaluation of whether our senior executive compensation packages (including, but not limited to, options, benefits, perks, loans and retirement agreements) are "excessive" and should be modified to be kept within reasonable boundaries.

4. An explanation of whether sizable layoffs or the level of pay of our lowest paid workers should result in an adjustment of senior executive pay to "more reasonable and justifiable levels" and whether Goldman Sachs should monitor this comparison going forward.

Exhibit D

Goldman Sachs' Compensation Principles

We recognize that every financial institution is different, shaped by its activities, size, history and culture. It would be unrealistic to construct a specific model of compensation that is effective and appropriate for all financial institutions.

But, that does not diminish the need for firms to set forth a set of practical principles and defined standards focused on compensation. An enhanced framework for compensation establishes a direct relationship between the longer-term evaluation of performance and an appropriately matched incentive structure. We believe strongly that, for Goldman Sachs, such an outcome aligns the long-term interests of our shareholders with those of our people, while advancing our ethos of partnership.

Effective compensation practices should:

(1) Encourage a real sense of teamwork and communication, binding individual short-term interests to the institution's long-term interests;

(2) Evaluate performance on a multi-year basis;

(3) Discourage excessive or concentrated risk taking;

(4) Allow an institution to attract and retain proven talent; and

(5) Align aggregate compensation for the firm with performance over the cycle.

<u>Encourage a Firmwide Orientation and Culture</u>

- Compensation should reflect the performance of the firm as a whole

- Employees should think and act like long-term shareholders. Being significantly invested in our stock over time, as part of an individual's compensation, advances our partnership culture of stewardship for the firm

- An individual's performance evaluation should include annual narrative feedback from superiors, subordinates and peers, including peers from outside of an individual's business unit and division

    - Assessment areas should include productivity, teamwork, citizenship, communication and compliance

- To avoid misaligning compensation and performance, guaranteed employment contracts should e used only in exceptional circumstances (for example, for new hires) and multiyear guarantees should be avoided entirely

Evaluate Performance Over Time

- Compensation should include an annual salary (or commissions) plus, as appropriate, discretionary compensation awarded at the end of the year

- The percentage of compensation awarded in cash should decrease as an employee's total compensation increases in order for long-term performance to remain the overriding aspiration to realizing full compensation

    - Cash compensation in a single year should not be so much as to overwhelm the value ascribed to longer term stock incentives that can only be realized through longer term responsible behavior

- Equity awards should be subject to vesting and other restrictions over an extended period of time

    - These would allow for forfeiture or "clawback" effect in the event that conduct or judgment results in a restatement of the firm's financial statements or other significant harm to the firm's business

    - A clawback should also exist for cause, including any individual misconduct that results in legal or reputational harm

- Equity delivery schedules should continue to apply after an individual has left the firm

Discourage Excessive or Concentrated Risk Taking

- No one in a risk taking role should get compensated with reference to only his or her own P&L

    - Contracts or evaluations should not be based on the percentage of revenues generated by a specific individual

- As part of an individual's annual performance review, the different risk profile of businesses must be taken into account. Factors like liquidity risk, cost of capital, reputation risk, the time horizon of risks and other relevant factors should be considered

- An outsized gain, just like an outsized loss, should be evaluated in the context of the cumulative record of that individual's risk judgments

    - The degree to which revenues are high quality and recurring should be considered

    - Significant discretionary compensation for a particular year should not be awarded for expected future-year revenue

  - All individuals, but particularly those working in legal, compliance, operations, technology and other non-revenue and critical parts of the firm, should be evaluated on their ability to protect and enhance the firm's reputation or contribute to its efficiency and overall well-being

- Risk managers should have equal stature with counterparts in business units and compensation should establish and/or maintain that stature

- Revenue producers should not determine compensation for risk managers

Attract and Retain Talent

- Attracting and retaining talent is fundamental to our long-term success as a firm. Compensation, when structured appropriately, is one means to reinforcing the firm's culture and mores

- Compensation should reward an individual's ability to identify and create value, enhance the firm's culture of compliance and its reputation and build and nurture a dedicated client base

- The recognition of individual performance must be constrained within the overall limits of the firm and not be out of line with the competitive market for the relevant talent and performance

- There should be no special or unique severance agreements

Directly Align Firmwide Compensation with Firmwide Performance

- Firmwide compensation should directly relate to firmwide performance over the cycle

  - Junior people may experience less volatility in compensation. Senior and more highly paid people may experience more variability in their compensation based on year-to-year changes in the firm's results

- Overall compensation should not automatically be the same ratio of revenues year in and year out or an overly flexible formula that produces outsized compensation to real long-term performance

- Any compensation decisions should be overlaid with a management culture that continually invests in and is guided by strong risk management, judgment and controls

- In addition to performance, a wide range of risk factors, in conjunction with underlying industry and market dynamics of individual businesses, should be weighed carefully by executive and divisional management when allocating aggregate discretionary compensation amounts to divisions and business units

- To more effectively compare and contrast individual performance as well as the results across different businesses, compensation should be reviewed by a specific compensation committee within each division of the firm as well as the firmwide compensation committee